[MINDSPEED LETTERHEAD]
Confidential for Use of the Commission Only
VIA OVERNIGHT COURIER AND EDGAR
April 30, 2009
Melissa Campbell Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Re:	Mindspeed Technologies, Inc. Schedule TO-I Filed April 10, 2009 File No. 005-7964
Dear Ms. Duru:
     Mindspeed Technologies, Inc. (the “Company”) submits this letter in response to the comments contained in the April 21, 2009 letter (the “Comment Letter”), which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent with respect to the above-referenced filing (the “Schedule TO”). We have addressed in this letter each of the Staff’s comments in the Comment Letter, noting the Staff’s comments below in bold face type and the responses in regular type. As you discussed with our outside counsel, we are filing this letter as correspondence separate from any amendment to the Schedule TO. We have provided significant analysis of comment number 4.
Schedule TO-I
Exhibit 99(A)(1) Offering Memorandum
Summary Term Sheet, page 4
Who is Eligible to Participate, page 6
1.	You disclose on page 6 that “generally...employees located outside of the United States are eligible to participate in the option...,” but that the offer is not being extended to employees in China and France due to timing, cost and related considerations arising out of legal restrictions in China and France. Similarly, we note on page 16 that the offer is not being made to any person “in any country...in which such offer is not authorized.” Please note that the all-holders provision in

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.
     In response to the Staff’s comment, we respectfully submit as follows:
     As set forth below, we believe that the tender offer reflected in the Schedule TO (the “Tender Offer”) satisfies the requirements of the Division of Corporate Finance’s Exemptive Order, dated March 21, 2001 (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8) (the “all-holders rule” and the “best price rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     The Tender Offer satisfies the enumerated requirements of the Exemptive Order, as follows:
1.	The issuer is eligible to use Form S-8, the options subject to the Tender Offer were issued under an employee benefit plan as defined in Rule 405 of the Securities Act and the securities offered in the Tender Offer will be issued under such an employee benefit plan.
     In this case, the Company is subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by such requirements during the preceding 12 months and is not a “shell company” (as defined in Rule 405 of the Securities Act) and has not been a shell company for at least 60 calendar days previously. Accordingly, the Company is eligible to use Form S-8.
     Additionally, the options subject to the Tender Offer, and those to be issued pursuant to the Tender Offer, are under the Mindspeed Technologies, Inc. 2003 Long-Term Incentive Plan and the Mindspeed Technologies, Inc. 2003 Stock Option Plan, each of which is an “employee benefit plan” as defined in Rule 405 of the Securities Act.
2.	The Tender Offer is conducted for compensatory purposes.
     The Company is making the Tender Offer to employees of the Company that hold eligible stock options for compensatory purposes. As described in the Schedule TO, the Company is making the Tender Offer in order to provide some compensatory value to holders of eligible options (as defined in the Schedule TO) that are not achieving their intended incentive and compensatory purpose as a result of their exercise prices being well in excess of the Company’s current share price. Options held by optionees in China are not included because recently enacted exchange control requirements have precluded the Company from granting new options in China. Options held by optionees in France are not included because the Company

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

was advised that a 4-year holding period under French law would have restarted and a large percentage of the options would have expired before the holding period’s expiration. In addition, we were advised we would need a tax ruling as to the tax-free nature of the exchange and, even if that were obtained, a recently enacted social tax in France would have imposed a tax on optionees at grant, further frustrating the compensatory purpose of the Tender Offer.
3.	The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.
     The Company believes the Offer to Exchange discloses the essential features and significance of the Tender Offer, including the risks that the option holders should consider in deciding whether to accept the offer being made by the Company. In particular, the Company has included a significant amount of important information in a reader-friendly “Q&A” format, detailed discussions of risk factors and other helpful disclosures in the Offer to Exchange.
4.	Except as exempted in this order, the issuer complies with Rule 13e-4.
     The Company believes that, except as otherwise exempted pursuant to the Exemptive Order, it has fully complied with Rule 13e-4 to date. The Company will continue to comply with the requirements of Rule 13e-4 through the completion of the Tender Offer and the grant of new options in exchange for tendered options.
Terms of the Offer, page 4
What securities are we offering to exchange, page 7
2.	With a view towards possible revised disclosure, advise us whether options held in the Investec Trust Company (Israel) Ltd. are of the same class(es) of options that are otherwise the subject of the offer. If so, advise us of whether you considered the applicability of rule 13e-4(f)(8) with respect to the options held in the trust.
     In response to the Staff’s comment, we respectfully submit that we believe the Tender Offer complies with the Exemptive Order, which exempts compensatory tender offers from the all-holders provision of Rule 13e-4(f)(8). Options held in the trust were excluded because we were advised that their inclusion would require a two-year holding period under Israeli law to be restarted and that we would need to obtain a tax ruling from Israeli tax authorities as to the tax-free nature of the exchange. Accordingly, we believe that including options held in the trust would have frustrated the compensatory purpose of the Tender Offer.
     Introduction, page 17

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

3.	As currently structured, the expiration time for the offer is 9:00 pm Pacific Time on Friday, May 8, 2009. Determination of the new exercise price and number of new options, however, will not be determinable until the close of business on the exchange date, which as you indicate in your materials, is anticipated to be on Monday, May 11, 2009. Thus, it appears that optionholders will not have knowledge of certain material terms of the offer (i.e. the exchange ratio) until after the expiration time. It does not appear that this structure is consistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please revise your offer.
     We propose to revise the Offer to Exchange to provide that the “expiration date” will be the “exchange date.” Accordingly, the applicable exchange ratios (derived from among the potential exchange ratios disclosed in the Offer to Exchange) will be known at the market close, and well before the expiration of the Tender Offer, on the expiration date.
     Eligible optionees will have until 9 pm Pacific Time on the expiration date to make their final election to participate in or withdraw from the Tender Offer based on those final ratios.
     We further propose to provide eligible employees with an email notifying them of the expiration date closing price of the Company’s stock (which will be the exercise price) and the final exchange ratios as soon as practicable following the market close on the expiration date.
4.	Please note our comment above. In revising your offer, please provide an analysis of how your revised offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13c-4(f)(1)(ii) and 14e-l (b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(l)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.
     In response to the Staff’s comment, we respectfully submit that the determination of the exchange ratios will not constitute a change in the consideration offered in the Tender Offer. The Tender Offer as initially filed provided the range of potential exchange ratios (including a “worst case” and “best case” exchange ratio for each eligible option, based on the closing price of the Company’s stock on the exchange date). The Tender Offer as proposed to be revised would provide that the final exchange ratios will be finally established shortly after the market

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

close at 1:00 p.m. Pacific Time on the expiration date, some 8 hours before the expiration of the Tender Offer at 9:00 p.m. Pacific Time on that date. Accordingly, the only information needed to determine the final exchange ratios will be the exchange date closing stock price, which will be known several hours prior to the expiration of the Tender Offer.
     In this regard, we note that in a number of non-compensatory tender offers the Staff has provided no action relief where a final exchange ratio applicable in the offer was not published until the expiration date of the offer. See. e. g., Halliburton Company (avail. Mar. 23, 2008); Weyerhaeuser Company (avail. Feb. 23, 2007); and McDonald’s Corporation (avail. Sept. 27, 2006). In each of these cases the final exchange ratio was published by 4:30 p.m. Eastern Time on the expiration date of the offer. In McDonald’s Corporation, the offer would be extended by two days in the event a pricing threshold was exceeded. That concept is inapplicable here, as the maximum and minimum exchange ratios were disclosed in the Tender Offer as filed.
     In the compensatory context, the Staff has provided relief even where the consideration payable to those electing to tender was not known until after the expiration of the offer. See, e.g., Comcast Corporation (avail. Oct. 7, 2004); and Microsoft Corporation (avail. Oct. 13, 2003). In both of these cases, due to the applicable pricing mechanism, the cash payable for tendered options was not known until seventeen days after the “election period” had ended and the optionees’ withdrawal rights had terminated.
     A number of recent compensatory tender offers have involved situations in which the exchange ratio was not known until shortly before the expiration of the offer on the expiration date. See, e.g., the Schedule TO filed by Sirona Dental Systems, Inc. on March 2, 2009 (number of shares subject to new option calculated on the expiration date, based on the closing stock price on the expiration date), Lattice Semiconductor Corporation on December 22, 2008 (exchange ratio determined on expiration date based on expiration date closing price), and EnerNOC, Inc. on December 19, 2008 (number of new shares or number of shares subject to the new option calculated on the expiration date, based on the closing stock price on the expiration date). Several other recent compensatory tender offers have involved situations where, in the spirit of Comcast and Microsoft, the exchange ratio and exercise price of new options was not determined until after the expiration of the offer. See, e.g., the Schedule TO filed by Ixia on July 8, 2008 (new option grant at exercise price determined two days after expiration using exchange ratios determined one day after expiration), Credence Systems Corporation on June 27, 2008 (exchange ratio and exercise price to be determined promptly after expiration date), and Sypris Solutions, Inc. on March 31, 2008 (number of shares subject to the new option calculated on the new grant date, which occurs promptly following the expiration date).
     Finally, we note that a significant delay between the determination of the applicable exchange ratio and exercise price and the actual grant of the new options could result in significant problems. The option “backdating” problems that gained prominence in recent years

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

involved situations in which the exercise price was determined but the grant of options did not occur until a later date, when the fair market value of the shares underlying the options had increased. In this regard, many companies (including Mindspeed) have option plans requiring grants to be made at no less than fair market value on the grant date. Moreover, a grant at a discount can subject the optionee to devastating tax consequences under Section 409A of the Internal Revenue Code. We know that the Staff has reviewed numerous compensatory tender offers in the last few years in which companies were attempting to “reprice” upward discounted options and thus mitigate employees’ tax problems under Section 409A. It also important to note that many tender offers are structured so as to provide a “value for value” exchange that ensures that the compensatory (Black Scholes) value of the new options is close to that of the options being tendered. Institutional shareholders generally require this in order to support an option exchange program, and many companies (Mindspeed included) have submitted for stockholder approval exchange programs designed to address those concerns. We suspect that these are all significant reasons why compensatory option exchange tender offers are typically structured to establish the exchange ratio and price the new options very close in time to the expiration of the offer, rather than some number of days before its expiration.
Introduction, page 17
5.	Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Notwithstanding the fact that the new options will not vest for six months, the condition requiring that individuals remain employees as of the exchange date, which will be after the expiration date, does not appear to comply with that requirement. Please revise your disclosure accordingly.
     In response to the Staff’s comment, we respectfully submit that our proposed revision of the Tender Offer per the response to Question 3 to provide that the “exchange date” constitutes the “expiration date,” will address this comment.
3. Procedures for Electing to Participate in the Option Exchange Program, page 24
6.	The disclosure here indicates that the only means to tender is electronically by means of the company’s intranet or via email. Tell us why, you believe restricting the means of tendering to this process is acceptable. Specifically, please advise us of whether the company has verified that all employees have access to the intranet and/or email. Also, please tell us what, if any, accommodations will be made to ensure that all eligible employees have access to the intranet or email.
     The Company has determined that all eligible employees have regular access to the Company e-mail and intranet in the course of their employment and regularly receive Company communications via e-mail. Further, the Company’s IT service has the ability to confirm that e-

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

mail communications are received by each eligible employee and to audit the receipt and generate a screen shot of the receipt.
7.	Based on your disclosure, it appears that option holders may submit their election forms via the company’s intranet or via email. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the option holders and the manner in which they typically receive company communications.
     In response to the Staff’s comment, we respectfully submit that we believe we are in compliance with Rule 13e-4(e). Rule 13e-4(e)(2) provides for delivery of the tender offer materials but does not require hard copy delivery where eligible employees have regular access to the Company e-mail system and the intranet in the course of their employment. In this case, all eligible employees regularly and typically receive Company communications via e-mail. Moreover, the e-mail transmission notifying eligible employees of the Tender Offer indicated that they could receive the Tender Offer materials directly from the Company’s Stock Administration department. We believe this satisfies the Commission’s 1996 guidance on electronic delivery. See example (1), 61 Fed. Reg., No 95 (May 15, 1996) at 24650.
8.	The disclosure indicates that your determination of matters as to the “validity, eligibility, including time of receipt and acceptance” will be made in your sole discretion and that such determination will be final and binding on all parties. Please revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding, upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.
     The Company will comply with the Staff’s request and revise the offering materials to clarify that a competent court has the power to review and make determinations with respect to Company determinations.
4. Withdrawal Rights, page 25
9.	Please revise to ensure that option holders are permitted withdrawal rights through the period after which the exact amount and exercise price of new options they could receive have been published and/or sent to optionholders. See our comment 3 above.
     We believe that our proposed revision per Question 3 to provide that the exchange date is the expiration date of the Tender Offer will, if accepted by the Staff, address this comment.

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

10.	Clarify whether there are other means by which the withdrawal form can be submitted in order to be received by the expiration time. For example, specify whether persons may send via mail or facsimile, withdrawal forms to a specified company representative prior to the expiration time.
     E-mail and intranet are the means of withdrawing from the Tender Offer. In particular, given the customary timing discussed in the response to Question 4 of setting the actual consideration payable in a compensatory tender offer, we believe these means have a significant speed advantage for employees over, for example, mail.
6. Conditions of the Option Exchange Program, page 27
11.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language in the introductory paragraph that suggests “actions or inactions” by Mindspeed may constitute bona fide triggering events for offer conditions.
     In response to the Staff’s comment, we respectfully submit that the intent of the language was to emphasize that one of the objective events or circumstances might come about by virtue of events that include actions taken by the Company. We propose to revise this section to clarify this meaning.
12.	With the previous comment in mind, please clarify the statement in paragraph 3 in which you condition the offer on whether there has been “any limitation, whether or not mandatory, by any governmental, regulatory...authority..., or any event that in [y]our reasonable judgment, might affect, the extension of, credit by banks or other lending institutions in the United States...” Please revise to clarify that your authority to amend or terminate the offer could be asserted only if an objectively verifiable condition was triggered.
     The Company will comply with the Staff’s request and revise the offering materials to clarify that only an objectively verifiable condition would constitute such a triggering event.
     Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer, and re-circulate new disclosure to security holders. You may not, as this language seems to imply,

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
     The Company confirms that upon the occurrence of any of the events listed as conditions to the Tender Offer, it will promptly notify the optionees in writing (with a concurrent filing with the Commission, including, if applicable, an amendment to Schedule TO) of:
•	the occurrence of such event or events;

•	whether or not the Company intends to continue to proceed with the Tender Offer or whether the Tender Offer is being amended or terminated;

•	if the Company elects to proceed with the Tender Offer with no amendment to its terms, a statement that the Company has waived the applicable offer condition (unless the condition is one where satisfaction of the condition may be determined only upon the expiration date of the Tender Offer) and if required, based on the materiality of the waived condition and the time remaining in the Offer, the Company will extend the Offer, provide revised written offering materials to optionees and file them with the Commission as an amendment to Schedule TO; and

•	if the Tender Offer is being amended, the amended terms and conditions of the Tender Offer (which amended terms and conditions shall be included in revised written offering materials provided to optionees and filed with the Commission as an amendment to Schedule TO).
13.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than, wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
     The Company confirms that it will provide such information promptly per the response to Question 12.
9. Information Concerning Mindspeed page 31
Selected Financial Data, page 32
14.	Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. In this regard, we note your

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

reference to the updated financial information for the quarter ended April 3, 2009 which you plan on making available publicly on April 27, 2009. We refer you to Rule 13e-4(c)(3). Please confirm that you will amend the Schedule TO to include the revised financial information.
     The Company confirms that it will file an amended Schedule TO with the financial information as an Exhibit.
14. Extension of Option Exchange Program; Termination; Amendment, page 43
15.	Please refer to the language in the first sentence of the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise. We remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II, C.
     The Company confirms that it will provide notice of the amendment or termination of the Tender Offer in writing.
**********************************************
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Melissa Campbell Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
April 30, 2009

     We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please contact me.

Very truly yours,
/s/ Brandi R. Steege
Brandi R. Steege
Vice President, Legal, and Secretary